UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
001-16131
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	98156Q108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:		June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

World Wrestling Entertainment, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

1241 East Main Street
Address of Principal Executive Office (Street and Number)

Stamford, CT 06902
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 17, 2022, World Wrestling Entertainment, Inc. (the “Company”) and its Board of Directors announced that a special committee of independent members of the Board of Directors (the “Special Committee”) was conducting an investigation into alleged misconduct by the Company’s former Chairman and Chief Executive Officer, Vincent K. McMahon, who resigned from all positions held with the Company on July 22, 2022 but remains a stockholder with a controlling interest, and another executive, who is also no longer with the Company. On July 25, 2022, the Company announced that it has made a preliminary determination that certain payments that Vince McMahon agreed to make during the period from 2006 through 2022 (including amounts paid and payable in the future totaling $14.6 million) were not appropriately recorded as expenses in the Company’s consolidated financial statements.  Since that time, the Company has determined that two additional payments totaling $5.0 million, unrelated to the allegations that led to the Special Committee investigation, that Mr. McMahon made in 2007 and 2009 should have been recorded in the Company’s consolidated financial statements.  Together, these unrecorded expenses total $19.6 million (the “Unrecorded Expenses”). The Company has evaluated the Unrecorded Expenses and has determined that such amounts should have been recorded as expenses in each of the periods in which they became probable and estimable. All payments underlying the Unrecorded Expenses were or will be paid by Mr. McMahon personally. The Special Committee investigation remains ongoing.

Although the Company continues to evaluate the impact of the Unrecorded Expenses on previously issued financial statements, the Company has preliminarily determined that the amount of Unrecorded Expenses was not material in any individual period in which the Unrecorded Expenses arose, but that the aggregate amount of Unrecorded Expenses would be material if recorded entirely in the second quarter of 2022. Accordingly, the Company currently anticipates that it will revise its previously issued financial statements to record the Unrecorded Expenses in the applicable periods for the years ended December 31, 2019, 2020 and 2021, as well as the first quarter of 2022, when it issues its financial statements for the second quarter of 2022. In light of the Unrecorded Expenses and related facts thereto, the Company also expects to conclude that its disclosure controls and procedures and internal control over financial reporting were not effective as a result of one or more material weaknesses. The Company continues to evaluate the appropriate accounting treatment for the Unrecorded Expenses, as well as its disclosure controls and procedures and internal control over financial reporting, and its ultimate conclusions on these topics may differ from what the Company currently anticipates.

The Company has also received, and may receive in the future, regulatory, investigative and enforcement inquiries, subpoenas or demands arising from, related to, or in connection with these matters.

As a result of the circumstances described above, the Company is unable to file, without unreasonable effort and expense, its Form 10-Q for the quarterly period ended June 30, 2022 (the “Report”). The Company currently anticipates that it will file the Report within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but there can be no assurance that it will be able to do so. The Company provided preliminary estimates of certain financial results that it expects to report for the quarter ended June 30, 2022 in a Current Report on Form 8-K filed on July 25, 2022 (SEC File No. 001-16131).

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank A. Riddick	203	352-8600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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World Wrestling Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2022	By:	/s/ Frank A. Riddick III
Frank A. Riddick III
Chief Financial & Administrative Officer